                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For the quarter ended June 30, 2002


                            PREEM HOLDINGS AB (PUBL)
                 (Translation of registrant's name into English)

                                Sandhamnsgatan 51
                                     S-11590
                                STOCKHOLM, SWEDEN
                    (address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                Form 20-F    X              Form 40-F
                         --------                    --------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

                Yes.                        No   X
                    --------                  --------



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         Preem Holdings AB (publ)


Date:     August 29, 2002                By:      /s/Per Hojgard
         ------------------                       -------------------------
                                         Name:    Per Hojgard
                                         Title:   Chief Financial Officer

                                Table of Contents

                                                                                                  PAGE
                                                                                                --------
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

Cautionary Statement Concerning Forward-Looking Statements....................................    ii
   Presentation of Certain Information........................................................    ii

Interim Consolidated income statements for
   the three months ended June 30, 2001 and June 30, 2002.....................................    1
   the six months ended June 30, 2001 and June 30, 2002.......................................    2

Interim Consolidated balance sheets as of December 31, 2001 and June 30, 2002.................    3-4

Interim Consolidated statements of cash flow for the six month periods ended June 30, 2001
   and June 30, 2002..........................................................................    5

Notes to interim consolidated financial statements............................................    6-10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
   RESULTS OF OPERATIONS......................................................................    11-18

Quantitative and Qualitative Disclosures About Market Risk....................................    18-20

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         This Quarterly Report on Form 6-K contains forward-looking statements. The management of Preem Holdings AB (publ) (the "Company") has based these forward-looking statements on its current expectations and projections about future events. Although the Company's management believes that the expectations reflected in such forward-looking statements are reasonable, the Company can give no assurance that such expectations will prove to be correct. Important factors that could cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o volatility in refining margins and in market prices for crude oil and refined products;
o        unplanned shut-downs due to technical problems at the refineries;
o        the Company's future capital needs;
o the Company's ability to hedge against currency, commodity and interest rate risks;
o the Company's ability to comply with existing or newly implemented environmental regimes in the countries in which it operates;
o the Company's liability for violations, known and unknown, under environmental laws;
o the Company's ability to remediate contaminated sites within budgeted amounts;
o possible adverse effects of the Company's anticipated growth through joint venture, acquisition or restructuring, including diversion of management resources, incurrence of additional debt, the terms and conditions of any joint venture, failure to integrate acquired businesses and the Company's liability for known and unknown liabilities of acquired businesses;
o        agreements or disagreements among members of OPEC; and
o limitations on the Company's operational flexibility arising under agreements governing the Company's debt.

         All forward-looking statements attributable to the Company or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements. Because of the uncertainties associated with forward-looking statements, you should not place undue reliance on them. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                       PRESENTATION OF CERTAIN INFORMATION

         Solely for the convenience of the reader, the interim financial statements for all periods have been translated into U.S. Dollars ($) using the June 30, 2002 rate of $1.00 = SEK9.16. On August 27, 2002, the exchange rate for the Krona against the U.S. Dollar was $1.00=SEK 9.37, based on data provided by the Swedish Central Bank.

         We present our financial statements in Kronor. Unless otherwise indicated, all references in this report to "SEK," "Krona" or "Kronor" are to the lawful currency of Sweden; all references to "$" or "Dollar" are to the lawful currency of the United States; and all references to "E" or "Euro" are to the single currency adopted by the member states of the European Union participating in the European Union's Economic and Monetary Union.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   CONSOLIDATED INCOME STATEMENTS (UNAUDITED)


                                                THREE MONTHS ENDED
                                    ------------------------------------------
                                     JUNE 30, 2001         JUNE 30, 2002
                                    ----------------  ------------------------
                                            SEK           SEK           $
                                                  (IN MILLIONS)
Revenues.......................          12,140          10,225         1,116
Excise duties..................          (2,240)         (1,800)         (196)
                                    ----------------  -------------  ---------
SALES REVENUE..................           9,900           8,425           920
Cost of goods sold.............          (9,242)         (8,031)         (877)
                                    ----------------  -------------  ---------
GROSS PROFIT...................             658             394            43
Selling expenses...............            (258)           (237)          (26)
Administrative expenses........             (63)            (92)          (10)
Other operating income.........              69              53             6
                                    ----------------  -------------  ---------
OPERATING INCOME...............             406             118            13
Interest income................              12              11             1
Interest expense...............            (129)           (121)          (13)
Other financial expenses.......             (82)             61             7
                                    ----------------  -------------  ---------
INCOME BEFORE TAXES............             207              69             8
Income taxes...................             (64)            (17)           (2)
Minority interests.............               -              (1)            -
                                    ----------------  -------------  ---------
NET INCOME.....................             143              51             6
                                    ================  =============  =========


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   CONSOLIDATED INCOME STATEMENTS (UNAUDITED)


                                         SIX MONTHS ENDED JUNE 30,
                                    -----------------------------------
                                      2001                2002
                                    --------     ----------------------
                                       SEK           SEK           $
                                               (IN MILLIONS)
Revenues.........................     23,738       20,555         2,244
Excise duties....................    (4,535)      (4,668)         (510)
                                    --------     --------       -------
SALES REVENUE....................     19,203       15,887         1,734
Cost of goods sold...............   (17,985)     (15,172)       (1,656)
                                    --------     --------       -------
GROSS PROFIT.....................      1,218          715            78
Selling expenses.................      (467)        (470)          (51)
Administrative expenses..........      (175)        (198)          (22)
Other operating income...........        149          126            14
                                    --------     --------       -------
OPERATING INCOME.................        725          173            19
Interest income..................         26           24             3
Other financial income...........         33          335            37
Interest expense.................      (195)        (236)          (26)
Other financial expenses.........      (248)        (108)          (12)
                                    --------     --------       -------
INCOME BEFORE TAXES..............        341          188            21
Income taxes.....................      (116)         (61)           (7)
Minority interests...............        (1)          (4)           (1)
                                    --------     --------       -------
NET INCOME.......................        224          123            13
                                    ========     ========       =======


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                                                DECEMBER 31,          JUNE 30,
                                                   2001                2002
                                                ------------    -------------------
                                                   SEK            SEK          $
                                                           (IN MILLIONS)
ASSETS
FIXED ASSETS
INTANGIBLE FIXED ASSETS
Goodwill.....................................         1,303       1,187        130
                                                ------------    --------    -------
TOTAL INTANGIBLE ASSETS......................         1,303       1,187        130

TANGIBLE ASSETS
Land and building............................           905         848         92
Plant and machinery..........................         3,280       3,262        356
Capitalized turnaround cost, net.............            96          72          8
Equipment, tools fixtures and fittings.......           695         657         72
Construction in progress.....................           339         651         71
                                                ------------    --------    -------
TOTAL TANGIBLE FIXED ASSETS..................         5,315       5,490        599

FINANCIAL ASSETS
Participation in associated companies........           190           5          1
Receivables from associated companies........            38           -
Other securities held as fixed assets........             2           2         --
Other long-term receivables..................           135         137         15
                                                ------------    --------    -------
TOTAL FINANCIAL ASSETS.......................           365         144         16

TOTAL FIXED ASSETS...........................         6,983       6,821        745

CURRENT ASSETS
Inventories..................................         3,751       3,527        383
Accounts receivable..........................         3,219       2,268        249
Receivables from associated companies........           133           -          -
Other receivables............................           267         265         29
Prepaid expenses and accrued income..........           110         267         29
                                                ------------    --------    -------
Cash and cash equivalent.....................           959       1,373        150

TOTAL CURRENT ASSETS.........................         8,439       7,700        840
                                                ------------    --------    -------
TOTAL ASSETS.................................        15,422      14,521      1,585
                                                ============    ========    =======


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                     CONSOLIDATED BALANCE SHEETS (UNAUDITED)


                                                DECEMBER 31,          JUNE 30,
                                                    2001               2002
                                                ------------    -------------------
                                                    SEK           SEK          $
                                                             (IN MILLIONS)
SHAREHOLDERS' EQUITY, PROVISIONS
AND LIABILITIES
SHAREHOLDERS' EQUITY
RESTRICTED EQUITY
Share capital................................             1           1         --
Restricted reserves..........................             -          --         --
                                                ------------    --------    -------
                                                          1           1         --
NON-RESTRICTED EQUITY
Loss brought forward.........................         3,344       3,201        349
Profit for the year..........................         (233)         123         13
                                                ------------    --------    -------
TOTAL SHAREHOLDERS' EQUITY...................         3,112       3,325        362

Minority interests...........................           134           8          1
PROVISIONS
Pension provision............................           187         161         17
Deferred tax liability.......................           109         199         22
Other provisions.............................            53          53          6
                                                ------------    --------    -------
TOTAL PROVISIONS.............................           349         413         45

LIABILITIES
LONG-TERM LIABILITIES
Shareholder loans............................           242         242         26
Bondloan.....................................         2,874       2,773        303
Liabilities to credit institutions...........         2,936       3,389        370
Bank overdraft facility......................            12           -          -
                                                ------------    --------    -------
TOTAL LONG-TERM LIABILITIES..................         6,064       6,404        699
                                                ------------    --------    -------

CURRENT LIABILITIES
Liabilities to credit institutions...........           560         269         29
Advanced payment from customers..............           150         167         18
Accounts payable.............................         2,019       1,973        215
Liabilities to parent company................           149         102         11
Liabilities to associated companies..........             3           5          1
Income tax payable...........................            18           4          1
Other liabilities............................         2,091       1,069        117
Accrued expenses and prepaid income..........           773         782         85
                                                ------------    --------    -------
TOTAL CURRENT LIABILITIES....................         5,763       4,371        477
                                                ------------    --------    -------

TOTAL SHAREHOLDERS' EQUITY, PROVISION           ============    ========
AND LIABILITIES..............................        15,422      14,521      1,585
                                                ============    ========    =======


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)


                                                                  SIX MONTH PERIODS ENDED JUNE 30,
                                                                  -------------------------------
                                                                  --------   --------------------
                                                                    2001             2002
                                                                  --------   --------------------
                                                                   SEK         SEK         $
                                                                          (IN MILLIONS)
INCOME FROM OPERATION
Income after financial items..............................             341        188          21
Adjustments for non-cash items
Deprecation and amortization..............................             401        404          44
Unrealized exchange losses/(gains)........................             177       (441)        (48)
Other adjustments for non-cash items......................               3          7           1
Taxes paid................................................              (6)       (31)         (4)
                                                                  --------   --------    --------
CASH FLOW FROM OPERATING ACTIVITIES BEFORE CHANGES IN
WORKING CAPITAL...........................................             916        127          14

CASH FLOW IN WORKING CAPITAL
Decrease (Increase) in inventories........................               8        160          18
Decrease (Increase) in current receivables................             560        650          71
Decrease (Increase) in liabilities........................            (122)      (408)        (45)

CASH FLOW FROM OPERATING ACTIVITIES.......................           1,362        529          58

INVESTMENT ACTIVITIES
Investment in intangible fixed assets.....................              (6)        (1)          -
Investment in tangible fixed assets.......................            (280)      (457)        (50)
Sale of tangible fixed assets.............................              24          1           -
Sale of subsidiary........................................               -       (38)         (4)
Increase in financial fixed assets........................            (118)        (1)          -
                                                                  --------   --------    --------
CASH FLOW USED IN INVESTMENT ACTIVITIES...................            (380)      (496)        (54)

FINANCING OPERATION
New loans from credit institutions........................           3,440        741          81
Payment of loans from credit institutions.................            (736)      (364)        (40)
Payment of loans from parent company......................          (2,017)         -           -
Dividends paid............................................               -         (2)          -
Group contributions received/(paid).......................          (1,000)         8           1
                                                                  --------   --------    --------
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES.............            (313)       383          42

CASH FLOW OF THE PERIOD...................................             669        416          45
Liquid funds at the beginning of the period...............             370        959         105
Exchange-rate difference..................................              12         (2)          -

Cash and cash equivalents at the end of the period........           1,051      1,373         150

SUPPLEMENTARY DISCLOSURES
Cash flow interest and dividend received
Interest received.........................................              26         21           2
Interest paid.............................................            (211)      (349)        (38)

Items included in liquid funds
Cash and bank balance.....................................             406        441          48
Short-term investment.....................................             645        932         102

TOTAL LIQUID FUNDS........................................           1,051      1,373         150


   The accompanying notes form an integral part of these Interim Consolidated
                             Financial Statements.

                 PREEM HOLDINGS AB AND CONSOLIDATED SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      SIX MONTH PERIOD ENDED JUNE 30, 2002


NOTE 1.  BASIS OF PRESENTATION

         Preem Holdings AB (publ) (the "Company") was originally established in 1980 as Swedoil AB and is registered with the Swedish Patent and Registration Office under the number 556206-9673. Swedoil AB was a subsidiary of Preem Petroleum AB that had been dormant since 1983. On March 1, 2001, its name was changed from Swedoil AB to Preem Holdings AB, through an amendment to its Articles of Association and its subsequent registration with the Swedish Patent and Registration Office. The purpose of this name change was to accurately reflect its status as a holding company and its position within the overall corporate structure with respect to Corral Petroleum Holdings AB, its parent company, and Preem Petroleum AB, its operating subsidiary. Also on March 1, 2001, the Company's status was changed from a private company to a public company, giving it the ability under Swedish law to raise capital through the issuance of securities. Corral Petroleum Holdings AB, a Swedish company, contributed all of the issued and outstanding shares of Preem Petroleum AB to Preem Holdings AB on March 19, 2001. Preem Holdings AB is wholly-owned by Corral Petroleum Holdings AB, which is wholly-owned by Moroncha Holdings Company Limited, which is wholly-owned by Mr. Mohammed Hussein Ali Al-Amoudi.

         Preem Holdings AB applies the Swedish Annual Account act and complies with recommendations of the Swedish Accounting Standards Board and the Swedish Financial Accounting Standards Council.

         The accompanying Consolidated Financial Statements present the financial position, result of operations and cash flows of Preem Holdings AB and its consolidated subsidiaries. In the accompanying Consolidated Financial Statements the results of operations and cash flows of Preem Holdings AB for the six months ended June 30, 2001, includes the results of operations and cash flows of Preem Petroleum AB.

         Preem Holdings AB's principal assets as of June 30, 2002 consist of all of the issued and outstanding shares of Preem Petroleum AB and an inter-company loan to Preem Petroleum AB. Preem Holdings AB's principal liability as of June 30, 2002 consists of E305 million aggregate principal amount of 10 5/8% senior secured notes, due 2011, of which Preem Holdings AB issued E250 million on April 10, 2001 and E55 million on July 20, 2001. The accompanying consolidated financial statements present the financial position and results of operations of the Company and have been prepared in accordance with Swedish GAAP. These accounting principles differ in certain significant respects from U.S. GAAP. See Note 7 for a discussion of the principal differences between Swedish GAAP and U.S. GAAP affecting the consolidated net income and Shareholders' equity of the Company.

         On April 17, 2002, Preem Petroleum AB and Norsk Hydro AS signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25 % by Norsk Hydro. Preem and Norsk Hydro have agreed to use Scanraff as such joint refining company by assigning all shares of Scancracker to Scanraff in return for the issuance of such number of shares in Scanraff as is required in order to meet the ownership ratio of 75% for Preem and 25% for Norsk Hydro. As a consequence of this new structure we have adopted the proportional method for group consolidation regarding Scanraff, meaning that 75% of the financial accounts for Scanraff is consolidated in Preem Petroleum and Preem Holdings.

         The interim financial information included in the interim consolidated financial statements is unaudited but reflects all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. Interim results for the six months ended June 30, 2002 are not necessarily indicative of the results to be expected for the full year.

         There has been no material change in the Company's contingent liabilities since December 31, 2001 (for further information see note 22 in the Company's Form 20-F as of December 31, 2001).

NOTE 2.  SALES REVENUE

                                                       SIX MONTHS ENDED
                                               ---------------------------------
                                                           JUNE 30,
                                               ---------------------------------
                                                     2001                2002
                                               -----------------  --------------
Supply and Refining...........................           16,805           13,589
Swedish Market................................            5,214            4,778
International.................................              884              987
Group eliminations............................          (3,700)          (3,467)
                                               -----------------  --------------
TOTAL.........................................           19,203           15,887
                                               =================  ==============


NOTE 3. OPERATING INCOME

                                                        SIX MONTHS ENDED
                                               ---------------------------------
                                                            JUNE 30,
                                               ---------------------------------
                                                       2001          2002
                                               -----------------  --------------
Supply and Refining...........................               658          706
Swedish Market................................                27           23
International.................................              (35)          (7)
Other Non-allocated Income (expense), net.....                75        (549)
                                               -----------------  --------------
TOTAL.........................................               725          173
                                               =================  ==============


NOTE 4.  INVENTORIES

         The valuation of inventories has been carried out at the lower of the acquisition value and the actual value. The actual value for finished products is the net sales value, and for crude oil it is the replacement costs. At June 30, 2002, the actual value of inventories was SEK35 million higher than the acquisition value. There is a general practice within the Swedish oil industry to lend and borrow products to/from other oil companies. The lending portion of inventory volume is included in the inventory value in an amount of SEK10 million. Borrowed inventory volumes corresponds to an inventory value of SEK67 million, which is not included in the inventory value.

                                                    AS OF             AS OF
                                                 DECEMBER 31,        JUNE 30,
                                                     2001              2002
                                               -----------------  --------------
Raw materials and supplies.....................          2,037           1,236
Finished products..............................          1,714           2,291
                                               -----------------  --------------
TOTAL..........................................          3,751           3,527
                                               =================  ==============

NOTE 5.  SHAREHOLDERS' EQUITY

         The changes in Shareholders' equity in Preem Holdings AB and Subsidiaries for the period December 31, 2001 to June 30, 2002 are as follows:

                                                                                          TOTAL
                                               SHARE      RESTRICTED   UNRESTRICTED   SHAREHOLDERS
                                              CAPITAL      RESERVES      RESERVES        EQUITY
                                             ---------   ------------  ------------   ------------
                                                              (SEK IN MILLION)
Balance at December 31, 2001.............             1          --         3,111          3,112
Translation differences..................            --          --             6              6
Changes in group structure...............            --          --            84             84
Net income...............................            --          --           123            123
Balance at June 30, 2002.................             1          --         3,324          3,325


NOTE 6.  LONG-TERM LIABILITIES TO CREDIT INSTITUTIONS

AMORTIZATION PLAN

                                   2002       2003       2004      2005      2006      2007+
                                 --------   --------   --------  --------  --------  --------
Bond loan.......................                                                        2,773
Loans...........................       34         70        221       248       462     1,269
Capital lease obligation........        6         14         24        30        33     1,018
                                 --------   --------   --------  --------  --------  --------
TOTAL...........................       40         84        245       278       495     5,060
                                 ========   ========   ========  ========  ========  ========

         The Company has as of June 30, 2002 debt of SEK44 million secured by real estate mortgages and debt of SEK458 million that is guaranteed by a financial institution.

NOTE 7.  U.S. GAAP INFORMATION

         The accompanying interim consolidated financial statements have been prepared in accordance with Swedish GAAP, which differs in certain significant respects from U.S. GAAP. The following is a summary of the adjustments to net income and Shareholders' equity that would have been required if U.S. GAAP had been applied instead of Swedish GAAP in the preparation of the interim consolidated financial statements.

                                                                             SIX MONTH PERIODS ENDED
                                                                             ------------------------
                                                                              JUNE 30,     JUNE 30,
                                                                             ----------   ----------
                                                                                2001         2002
                                                                             ----------   ----------
                                                                                 (SEK IN MILLION)
Net income under Swedish GAAP............................................           224          123

Adjustments to reconcile to U.S. GAAP:
   Pensions (A)..........................................................             2            2
   Pension refund (B)....................................................             6           46
   Computer software for internal use (C)................................            25            6
   Changes in group structure (D)........................................             -            6
   Income tax effect of U.S. GAAP adjustments............................            (9)         (15)
                                                                             ----------   ----------
   Net income under U.S. GAAP............................................           248          168
                                                                             ==========   ==========

Basic and diluted income per share in accordance with US GAAP (SEK) (E)..        49,600       33,600
                                                                             ==========   ==========

Weighted-average number of shares outstanding (thousands) (E)............             5            5
                                                                             ==========   ==========

                                                       AS OF          AS OF
                                                    DECEMBER 31,     JUNE 30,
                                                       2001            2002
                                                   -------------  -------------
                                                        (SEK IN MILLION)
Shareholders' equity under Swedish GAAP .......            3,112          3,325

Adjustments to reconcile to U.S. GAAP:
   Pensions (A)................................               58             60
   Pension refund (B)..........................              (62)           (16)
   Computer software for internal use (C)......               18             24
   Changes in group structure (D)..............                -            (78)
   Tax effect of U.S. GAAP adjustments.........               (4)           (19)
                                                   -------------  -------------
   Shareholders' equity U.S. GAAP..............            3,122          3,296
                                                   =============  =============


     (A) Pensions -- The Company's operating subsidiary, Preem Petroleum AB and its consolidated subsidiaries (the "Group") have various pension schemes in accordance with local conditions and practices in the countries in which they operate. Most of these schemes are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pension schemes. The Group's schemes are generally funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations. The Group policy for funding its defined benefit plans is to satisfy local statutory funding requirements for tax deductible contributions. The Company contributes at least an amount equal to the minimum funding requirements for the countries in which it maintains pension schemes. The Company also participates in some multi-employer pension arrangements and defined contribution pension arrangements. Under U.S. GAAP, the determination of pension expense for defined benefit pension plans is made pursuant to Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions SFAS No. 87." SFAS 87 is more prescriptive than Swedish GAAP in that it requires the use of specific actuarial method (the projected unit credit method). SFAS 87 requires, under certain circumstances, a minimum liability may be recorded with a corresponding intangible asset and/or reduction of shareholders' equity for plans that are underfunded.

     (B) Pension refund -- The Swedish National Pension Fund decided during late 1999 to repay some of its excess funds to the contributors to the plan. The amount to be received is split into two parts: (i) 20% in cash during September 2000; and (ii) 80% of future required payments. Swedish GAAP allows the Company to account for this refund in income during 2000 using a present value calculation of future payments. Under U.S. GAAP the non-cash portion of the refund will be recognized as an offset to future contributions. Total amount recognized in Swedish GAAP amounted to SEK115 million.

     (C) Computer software for internal use -- The cost of developing computer software for internal use is expensed as incurred under Swedish GAAP. Certain costs are capitalized under U.S. GAAP (SOP 98-1) and are amortized over the expected economic life of the asset. The use of the computer software system commenced in May 2002.

     (D) Changes in group structure -- The reorganisation of shareholdings in Scanraff and Scancracker resulted in a net increase of equity in accordance with Swedish GAAP in an amount of SEK84 million. This increase in value is however deemed as a negative goodwill under U.S. GAAP and has been used to reduce the value of the underlying fixed assets. The value is dissolved over the estimated remaining economic life of the assets.

     (E) Basic and diluted income per share data in accordance with U.S. GAAP is presented assuming the current capitalisation of Preem Holdings AB for all periods.

         A description of differences between Swedish GAAP and U.S. GAAP which significantly affect the determination of net income and Shareholders' equity of the Company is set forth in Note 25 to the Consolidated Financial Statements of Preem Petroleum AB included in the Company's registration statement on Form 20-F.

         The Company has adopted Statement of Financial Accounting ("SFAS") No. 130, "Reporting Comprehensive Income." Comprehensive income includes net income, net unrealized gains or losses on available for sale securities and foreign currency translation adjustments. Comprehensive income for the six months ended June 30, 2001 and 2002 was SEK248 million and SEK174 million, respectively.

NOTE 8.  INTERIM SEGMENT INFORMATION

Financial information by segment is as follows:

                                          THREE MONTHS ENDING          SIX MONTHS ENDING
                                       ---------------------------- --------------------------
                                                JUNE 30,                    JUNE 30,
                                       ---------------------------- --------------------------
                                           2001          2002          2001          2002
                                       -------------- ------------- ------------ -------------
                                                           (IN MILLIONS)
SALES REVENUE:
Supply and refining..................          8,598         7,331       16,805        13,589
Swedish market.......................          2,546         2,383        5,214         4,778
International........................            488           537          884           987
SEGMENT SALES REVENUE................         11,632        10,251       22,903        19,354
Intersegment sales revenue...........         (1,732)       (1,826)      (3,700)       (3,467)
                                       -------------- ------------- ------------ -------------
Sales revenues.......................          9,900         8,425       19,203        15,887

SEGMENT OPERATING PROFIT:
Supply and refining..................            461           518          658           706
Swedish market.......................            (15)           (9)          27            23
International........................            (20)           (7)         (35)           (7)
                                       -------------- ------------- ------------ -------------
Segment operating profit.............            426           502          650           722
Other non-allocated income net(1)....            (20)         (384)          75          (549)
Income from operations...............            406           118          725           173
Non-allocated items(2)...............           (199)          (49)        (384)           15
                                       -------------- ------------- ------------ -------------
Income before income taxes...........            207            69          341           188

(1) Other non-allocated income (expense) includes the corporate cost center, non-recurring items and exchange rate differences.
(2) Non-allocated items consist of interest income and expenses, other financial income and expense.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                   HIGHLIGHTS OF THE FIRST SIX MONTHS OF 2002


SUPPLY AND REFINING DIVISION

         During the first six months of 2002, consumption of oil in Europe was still lower compared to the previous year. The forecast is that the decrease in consumption will end as a consequence of rising industrial activity.

         Inventories have been flat over the period because OPEC has cut output substantially. The cut in output has led to increasing oil prices with crude oil going from $20/bbl to $25/bbl. Product prices have followed although not at the same pace as crude oil, leading to depressed refining margins, especially in February and March of 2002 when crude prices rose rapidly. The refining margins recovered somewhat in June when crude prices fell back while gasoline remained strong due to good demand from the US market.

         The operations at the refineries have been stable, but throughput has been reduced in periods with poor refining margins on the market. At Scanraff the new propylene plant went into operation in June 2002.

         On April 17, 2002, Preem Petroleum AB ("Preem") and Norsk Hydro AS signed a transaction structure agreement in which the parties agreed to combine the operations, assets and liabilities of Scanraff and Scancracker into a joint refining company with unified ownership shares and processing rights being held 75% by Preem and 25% by Norsk Hydro. Preem and Norsk Hydro have agreed to use Scanraff as such joint refining company by assigning all shares of Scancracker to Scanraff in return for the issuance of such number of shares in Scanraff as is required in order to meet the ownership ratio of 75% for Preem and 25% for Norsk Hydro. As a consequence of this new structure, we have adopted the proportional method for group consolidation regarding Scanraff, meaning that 75% of the financial accounts for Scanraff is consolidated in Preem Petroleum and Preem Holdings.

         At its ordinary meeting held on May 22, 2002, Preem's board of directors approved an investment of SEK2,500 million that will give Scanraff the capacity to produce sulphur-free petrol and diesel. The resolution pertains to Preem's 75% ownership in the Scanraff refinery. Norsk Hydro is in the process of seeking approval from its board of directors for an investment for the same purpose related to its 25% stake in the Scanraff refinery. The investment is particularly important for Scanraff's competitive position in the market, its capacity to increase the volume of transportation fuel, and its ability to meet future environmental requirements. The primary objective of investment in Scanraff is to reduce the sulphur content to a level below 10 parts per million, and to reduce the content of aromatics, which are hydrocarbon compounds produced in the distillation process at our refineries, and regulated by environmental laws. The investment will also enable the Scanraff refinery to produce products in compliance with the European requirements that come into force in 2005. A precondition for the investment is that Scanraff must receive the necessary environmental permits. The Swedish government is presently considering the issue. The production of sulphur-free petrol and diesel implies a local increase of carbon dioxide emissions, but the global impact will be lower because the overall amount of emissions from consumers will be less.

         As of May 7, 2002, Preem has disposed of all its shares in Greenergy Fuels Ltd. Preem's shares in Greenergy Fuels Ltd. were purchased by Preem's former partner in Greenergy Fuels, Greenergy International Ltd., for a consideration of GBP1 million, which resulted in a gain of SEK1 million to Preem.

         The following tables show the calculation of margins for the Scanraff (Preem's share) and Preemraff refineries.

                                                          THREE MONTHS ENDED             SIX MONTHS ENDED
                                                    ------------------------------  ---------------------------
                                                               JUNE 30,                      JUNE 30,
                                                    ------------------------------  ---------------------------
                                                         2001            2002           2001          2002
                                                    --------------  --------------  -------------  ------------
                                                                        (IN DOLLARS/BARREL)
SCANRAFF
Gross refining margin..........................          $2.57            $1.87          $2.38         $1.45
Variable refining costs........................          (0.17)           (0.22)         (0.18)        (0.22)
                                                    --------------  --------------  -------------  ------------
Refining margin................................           2.40             1.65           2.20          1.23
Fixed operating costs..........................          (0.47)           (0.45)         (0.53)        (0.50)
                                                    --------------  --------------  -------------  ------------
Net cash margin................................           1.93             1.20           1.67          0.73
Depreciation...................................          (0.26)           (0.35)         (0.30)        (0.32)
                                                    --------------  --------------  -------------  ------------
Net refining margin............................          $1.67            $0.85          $1.37          0.41
                                                    --------------  --------------  -------------  ------------
Total production (000 barrels).................         13,790           13,435         27,610        27,651

PREEMRAFF
Gross refining margin..........................          $1.72            $1.17          $1.44         $0.69
Variable refining costs........................          (0.19)           (0.16)         (0.17)        (0.17)
Natural gas, refining fuel.....................          (0.13)           (0.11)         (0.09)        (0.11)
                                                    --------------  --------------  -------------  ------------
Refining margin................................           1.40             0.90           1.18          0.41
Fixed operating costs..........................          (0.35)           (0.57)         (0.37)        (0.42)
                                                    --------------  --------------  -------------  ------------
Net cash margin................................           1.05             0.33           0.81         (0.01)
Depreciation...................................          (0.37)           (0.35)         (0.42)        (0.34)
                                                    --------------  --------------  -------------  ------------
Net refining margin............................          $0.68           $(0.02)         $0.39         (0.35)
                                                    --------------  --------------  -------------  ------------
Total production (000 barrels).................         10,279            7,862         20,820        17,429

         Preem's Supply and Refining Division generated EBITDA of SEK640 million in the second quarter of 2002 compared to SEK581million in the second quarter of 2001, and EBITDA of SEK951 million in the first six months of 2002 as compared to SEK897 million in the first six months of 2001.

SWEDISH MARKET DIVISION

         In the Swedish Market Division, the decrease in consumption is notable in the Home-heating oil sector. This is partly due to the mild winter, but also to structural changes such as conversion of home-heating systems.

         Within the Business-to-Business segment, Preem remains the market leader within the product areas of diesel, heating oil and fuel oil.

         The Saifa card and concept continue to develop well in the growing diesel market. Volumes have increased by 12% compared to the first six months of 2001. In the gasoline market, the restructuring of Preem's network is continuing and focused activities to increase sales through shops at gasoline stations are being carried out.

         The Swedish Market Division generated EBITDA of SEK30 million in the second quarter of 2002 compared to SEK23 million in the second quarter of 2001. The division generated EBITDA of SEK100 million in the first six months of 2002 as compared to SEK103 million in the first six months of 2001.

INTERNATIONAL MARKET DIVISION

         The business in Poland has been positively influenced by increased volumes and margins while the sales of heating oil in Norway has decreased due to the mild winter.

         The International Division generated EBITDA of SEK0 million in the second quarter of 2002 compared to negative EBITDA of SEK14 million in the second quarter of 2001. The division generated EBITDA of SEK7 million in the first six months of 2002 as compared to negative EBITDA of SEK23 million the first six months of 2001.

CORPORATE COST CENTER

         We book losses or gains in foreign exchange in operating activities separately as "corporate costs" so that we can present a fair and accurate result of the operating activities of each of our divisions. The "corporate cost center" generated negative EBITDA of SEK 350 million in the second quarter of 2002 compared to positive EBITDA of SEK19 million in the second quarter 2001. The "corporate cost center" generated negative EBITDA of SEK 481 million in the first six months of 2002 compared to positive EBITDA of SEK149 million in the first six months of 2001. The decrease resulted primarily from an increase in foreign exchange losses made on our inventory, which is priced in Dollars.

PURCHASE OF SENIOR SECURED NOTES

         On May 22, 2002, our board of directors approved the purchase of a portion of our outstanding senior secured notes, which we issued last year. We purchased a total amount of E15 million of our notes. We intend to use the potential proceeds of any future sale of such notes to offset the interest expense associated with our outstanding senior secured notes. Pursuant to the indenture governing our senior secured notes, so long as we hold our notes, which we purchase on the open market, such notes shall remain outstanding for purposes of any payments, including principal and interest; however, such notes are considered treasury notes preventing us from voting on matters requiring direction, waiver or consent of all of the noteholders. We may decide to purchase more of our senior secured notes in the open market in the future.

RESULTS OF OPERATIONS

The following table shows the sales revenues and operating income for the three divisions discussed above:

                                                    THREE MONTHS ENDED             SIX MONTHS ENDED
                                              ------------------------------  ------------------------------
                                                         JUNE 30,                      JUNE 30,
                                              ------------------------------  ------------------------------
                                                   2001            2002             2001            2002
                                              ---------------  -------------  ---------------  -------------
                                                                     (IN MILLIONS)
SALES REVENUE:
Supply & Refining........................               8,598          7,331           16,805         13,589
Swedish Market...........................               2,546          2,383            5,214          4,778
International Market.....................                 488            537              884            987

TOTAL SALES REVENUE......................               9,900          8,425           19,203         15,887

OPERATING INCOME (LOSS):
Supply & Refining........................                 461            518              658            706
Swedish Market...........................                (15)            (9)               27             23
International Market.....................                (20)            (7)             (35)            (7)

Other non-allocated income (expense).....                (20)          (384)               75          (549)

TOTAL OPERATING INCOME...................                 406            118              725            173


CONSOLIDATED STATEMENT OF OPERATIONS:

                                                   THREE MONTHS ENDED             SIX MONTHS ENDED
                                              ------------------------------  ------------------------------
                                                        JUNE 30,                      JUNE 30,
                                              ------------------------------  ------------------------------
                                                  2001              2002            2001            2002
                                              ---------------  -------------  ---------------  -------------
                                                                    (IN MILLIONS)
Revenues.................................             12,140         10,225          23,738         20,555
Excise duties............................             (2,240)        (1,800)         (4,535)        (4,668)
                                              ---------------  -------------  ---------------  -------------
SALES REVENUE............................              9,900          8,425          19,203         15,887

Costs of goods sold......................             (9,242)        (8,031)        (17,985)       (15,172)
GROSS PROFIT.............................                658            394           1,218            715

Selling and administrative expenses......               (321)          (329)           (642)          (668)
Other operating income...................                 69             53             149            126
                                              ---------------  -------------  ---------------  -------------
OPERATING INCOME.........................                406            118             725            173
Financial expense, net...................               (199)           (49)           (384)            15
                                              ---------------  -------------  ---------------  -------------
Income before taxes......................                207             69             341            188
INCOME TAXES.............................                (64)           (17)           (116)           (61)
Minority interests.......................                 (0)            (1)             (1)            (4)
                                              ---------------  -------------  ---------------  -------------
NET INCOME...............................                143             51             224            123
                                              ===============  =============  ===============  =============

THREE MONTHS ENDED JUNE 30, 2002 COMPARED TO THREE MONTHS ENDED JUNE 30, 2001

         REVENUES. Our revenues for the three months ended June 30, 2002 were SEK10,225 million, a decrease of SEK1,915 million, or approximately 16%, from SEK12,140 million for the three months ended June 30, 2001. This decrease is attributable to the decrease in market prices for crude oil and products and to the weaker Dollar. The average market price for dated Brent crude oil dropped by approximately $2.30/bbl or approximately 8%, and the Dollar decreased by approximately 4% against the Krona compared to the same period last year. Because our sales are made principally in Dollars, a weaker Dollar, when translated into Kronor, will result in a decrease in revenues if all other factors remain constant over time.

         SALES REVENUE. Sales revenue for the three months ended June 30, 2002 was SEK8,425 million, a decrease of SEK1,475 million, or approximately 15%, from SEK9,900 million for the three months ended June 30, 2001, primarily as a result of, and in the same proportions as, the factors discussed above.

         COST OF GOODS SOLD. Cost of goods sold for the three months ended June 30, 2002 was SEK8,031 million, a decrease of SEK1,211 million, or approximately 13%, from SEK9,242 million for the three months ended June 30, 2001. The decrease was primarily attributable to lower market prices for crude oil and products and to the weaker Dollar.

         GROSS PROFIT. Gross profit for the three months ended June 30, 2002 was SEK394 million, a decrease of SEK264 million, or approximately 40%, from SEK658 million for the three months ended June 30, 2001. Price gains (in dollars) on our inventory was more than offset by foreign exchange losses on our inventory and lower sales margins and volumes due to the decrease in gross refining margins. Throughput has been reduced in periods with poor refining margins on the market.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling expenses for the three months ended June 30, 2002 were SEK237 million, a decrease of SEK21 million, or approximately 8%, from SEK258 million for the three months ended June 30, 2001. The decrease in selling expenses is attributable to a reduction in costs for sales personnel in our Swedish Market division and to savings in the sales organization in Poland. Administrative expenses for the three months ended June 30, 2002 were SEK92 million, an increase of SEK29 million, or approximately 31%, from SEK63 million for the three months ended June 30, 2001. The increase is a largely a result of higher costs for technical and advisory services provided by Capital Trust SA, and to the implementation of an IT project related to the business operations at our head office in Stockholm, Sweden.

         OTHER OPERATING INCOME. Other operating income for the three months ended June 30, 2002 was SEK53 million, a decrease of SEK16 million, or approximately 23%, from SEK69 million for the three months ended June 30, 2001. SEK9 million of the decrease is attributable to the change in the method for Group consolidation concerning Scanraff resulting from the transaction structure agreement signed in April 2002. The former consolidation method included Scanraff at 100% and the new method (the proportional method) includes Scanraff at 75% (the other 25% of Scanraff is owned by Norsk Hydro). SEK2 million of the decrease in other operating income is a result of a decrease in the sale of storage certificates and SEK3 million of the decrease is attributable to lower sales of waste heat sold by our Preemraff refinery to the City of Gothenburg.

         OPERATING INCOME (LOSS). Operating income for the three months ended June 30, 2002 was SEK118 million, a decrease of SEK288 million, or approximately 71%, from SEK406 million for the three months ended June 30, 2001. Price gains (in dollars) on our inventory was more than offset by foreign exchange losses on our inventory, accounted for under the corporate cost center, and lower sales margins and volumes due to the decrease in gross refining margins The operating income of our Supply and Refining Division was SEK518 million for the three months ended June 30, 2001, an increase of SEK57 million, or approximately 12%, from SEK461 million for the three months ended June 30, 2001. This increase in operating income was in particular attributable to price gains on our oil inventory and to sales of excess volumes from stock. Our Swedish Market Division generated an operating loss of SEK9 million for the three months ended June 30, 2002, a reduced loss of SEK6 million, or approximately 40%, from an operating loss of SEK15 million for the three months ended June 30, 2001. The decrease in the Swedish Market Division's operating loss is to a large extent attributable to higher sales margins, in particular in the Business to Business segment. The operating loss of our International Division was SEK7 million for the three months ended June 30, 2002, a reduced loss of SEK13 million, or approximately 65%, from an operating loss of SEK20 million for the three months ended June 30, 2001. The reduced operating loss was attributable to our International Division's higher volumes and margins in the Polish market. As stated above, the overall increase in operating income for these three divisions for the three months ended June 30, 2002 compared to the three months ended June 30, 2001 was more than offset by an decrease of SEK364 million in other non-allocated income. This decrease in other non-allocated income resulted primarily from an increase in foreign exchange losses made on our inventory, which is priced in Dollars.

         FINANCIAL EXPENSE, NET. Financial expense, net, for the three months ended June 30, 2002 was SEK49 million, a decrease of SEK150 million from SEK199 million for the three months ended June 30, 2001. The principal components of this decrease were the interest on the Preem Holdings note issuance of SEK73 million offset by increase in foreign exchange gains on the notes of SEK8 million and increase in foreign exchange gains on Dollar-denominated loans of SEK139 million.

SIX MONTHS ENDED JUNE 30, 2002 COMPARED TO SIX MONTHS ENDED JUNE 30, 2001

         REVENUES. Our revenues for the six months ended June 30, 2002 were SEK20,555 million, a decrease of SEK3,183 million, or approximately 13%, from SEK23,738 million for the six months ended June 30, 2001. This decrease is attributable to the decrease in market prices for crude oil and products and to lower sales volumes. Crude oil prices were approximately $3.50/bbl or 13% and sales volumes were 284,000 cubic meters lower or approximately 4% lower, compared to the same period last year.

         SALES REVENUE. Sales revenue for the six months ended June 30, 2002 was SEK15,887 million, a decrease of SEK3,316 million, or approximately 17%, from SEK19,203 million for the six months ended June 30, 2001, primarily as a result of, and in the same proportions as, the factors discussed above.

         COST OF GOODS SOLD. Cost of goods sold for the six months ended June 30, 2002 was SEK15,172 million, a decrease of SEK2,813 million, or approximately 16%, from SEK17,985 million for the six months ended June 30, 2001. The decrease was primarily attributable to lower market prices for crude oil and products.

         GROSS PROFIT. Gross profit for the six months ended June 30, 2002 was SEK715 million, a decrease of SEK503 million, or approximately 41%, from SEK1,218 million for the six months ended June 30, 2001Price gains (in dollars) on our inventory was more than offset by currency losses on our inventory and to lower sales margins and volumes due to the decrease in gross refining margins. Throughput has been reduced in periods with poor refining margins on the market.

         SELLING AND ADMINISTRATIVE EXPENSES. Selling expenses for the six months ended June 30, 2002 were SEK470 million, an increase of SEK3 million, or approximately 1%, from SEK467 million for the six months ended June 30, 2001. Higher costs in our Station and Consumer segment for depreciation and maintenance were to a large extent offset by lower costs for sales operations in Sweden and by savings in the sales organization in Poland. Administrative expenses for the six months ended June 30, 2002 were SEK198 million, an increase of SEK23 million, or approximately 13%, from SEK175 million for the six months ended June 30, 2001. The increase is a largely a result of higher costs for technical and advisory services provided by Capital Trust SA, and to the implementation of an IT project related to the business operations at our head office in Stockholm, Sweden.

         OTHER OPERATING INCOME. Other operating income for the six months ended June 30, 2002 was SEK126 million, a decrease of SEK23 million, or approximately 15%, from SEK149 million for the six months ended June 30, 2001. SEK7 million of the decrease is attributable to the change in the method for Group consolidation concerning Scanraff. The former consolidation method included Scanraff at 100% and the new method includes Scanraff at 75% (the other 25% of Scanraff is owned by Norsk Hydro). SEK8 million of the decrease in other operating income is a result of a decrease in the sale of storage certificates and SEK2 million of the decrease is attributable to lower sales of waste heat sold by our Preemraff refinery to the City of Gothenburg.

         OPERATING INCOME (LOSS). Operating income for the six months ended June 30, 2002 was SEK173 million, a decrease of SEK552 million, or approximately 76%, from SEK725 million for the six months ended June 30, 2001. Price gains (in dollars) on our inventory was more than offset by foreign exchange losses on our inventory, accounted for under the corporate cost center, and lower sales margins and volumes due to the decrease in gross refining margins. The operating income of our Supply and Refining Division was SEK706 million for the six months ended June 30, 2002, an increase of SEK48 million from SEK658 million for the six months ended June 30, 2001. This increase in operating income is largely attributable to price gains on our oil inventory due to higher increase in market prices for crude oil and products compared to the same period in the previous year. Crude oil prices rose by approximately $6.50/bbl from January 1, 2002 to June 30, 2002, compared to a rise of approximately $4.10/bbl during the same period last year. Our Swedish Market Division generated an operating income of SEK23 million for the six months ended June 30, 2001, a decrease of SEK4 million, or approximately 15%, compared to an operating income of SEK27 million for the six months ended June 30, 2001. The decrease in the Swedish Market Division's operating income resulted from lower sales volumes in our Home-Heating segment and from higher costs for depreciation and maintenance in our Station and Consumer segment. The operating loss of our International Division was SEK7 million for the six months ended June 30, 2002, a reduced loss of SEK28 million, from an operating loss of SEK35 million for the six months ended June 30, 2001. The reduced operating loss was attributable to higher volumes and margins in the Polish market. As stated above, the overall increase in operating income for these three divisions for the six months ended June 30, 2002 compared to the six months ended June 30, 2001 was more than offset by an decrease of SEK624 million in other non-allocated income. This decrease in other non-allocated income resulted primarily from an increase in foreign exchange losses made on our inventory, which is priced in Dollars.

         FINANCIAL EXPENSE, NET. Financial income, net, for the six months ended June 30, 2002 was SEK15 million, an increase of SEK399 million from a financial expense, net, of SEK(384) million for the six months ended June 30, 2000. The principal components of this increase were the net interest on the Preem Holdings note issuance of SEK76 million, offset by increase in foreign exchange gains on the notes of SEK101 million and increase in foreign exchange gains on Dollar-denominated loans of SEK332 million.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

         Our primary sources of liquidity are internal cash generation, long-term debt, short-term working capital financing and short-term use of excise duties collected. We operate in an environment in which liquidity and capital resources are impacted by changes in the prices for crude oil and refined products, and a variety of additional risks, including currency and regulatory risks. In particular, because we purchase crude oil on the spot market and prices can be volatile, the availability of cash or short-term credit is crucial to our business. Historically, our cash and short-term credit have been sufficient to finance such purchases. For the six months ended June 30, 2002, EBITDA was SEK577 million, compared to SEK1,126 million for the six months ended June 30, 2001. We believe the cash flow from operating activities, bank borrowings and other available sources of funds, will be adequate to enable us to make required payments on our debt and to fund anticipated expenditures and working capital requirements for the foreseeable future.

CASH FLOW

         Cash flow from operating activities before changes in working capital was SEK127 million for the six-month period ended June 30, 2002 a decrease of SEK789 million from SEK916 million for the six-month period ended June 30, 2001. This decrease reflects the combination of a decrease in income before taxes and an increase in unrealized exchange gains. However, we believe that a more informative description of our underlying cash generation capability is to include changes in working capital, which are primarily driven by differences between product prices and volumes at period end. Cash flow from operating activities before changes in working capital is not a GAAP-based measure of liquidity or financial performance and should not be considered as a substitute for operating earnings, net income, or other statements of operations data computed in accordance with Swedish GAAP or U.S. GAAP. Funds depicted by this measure may not be available for management's discretionary use.

         Cash flow from operating activities was SEK529 million for the six-month period ended June 30, 2002, a decrease of SEK833 million from SEK1,362 million for the six-month period ended June 30, 2001. This decrease is primarily a result of the factors discussed above.

         In Sweden, we collect government excise duties imposed on petroleum products at the time of retail sale and subsequently remit them on a monthly basis to the Swedish government. Excise duties were SEK4,668 million for the six-month period ended June 30, 2002 compared to SEK4,535 million for the six-month period ended June 30, 2001. The delay between the time we collect these funds and the time we are required to remit them to the government enables us to use the cash to finance a significant portion of our working capital needs.

         Cash flow used in investing activities was SEK496 million for the six-month period ended June 30, 2002 compared to SEK380 million recorded for the six-month period ended June 30, 2001. This increased use of cash flow in investing activities is the result of ordinary, variable investments related to maintenance of the two refineries and day-to-day investments made during the course of the period.

         Cash flow from financing activities was SEK383 million for the six-month period ended June 30, 2002 compared to a negative cash flow from financing activities of SEK313 million for the six-month period ended June 30, 2001.

         CREDIT ARRANGEMENTS, SHAREHOLDER INVESTMENT AND INTERCREDITOR ARRANGEMENTS

         As of June 30, 2002, we had total debt of SEK6,431 million and an additional SEK2,416 million of available unused commitments. Our long-term debt (excluding long-term bank overdraft facilities and shareholder loans) amounted to SEK6,202 million as of June 30, 2002, the current portion of which was SEK70 million. We also had drawings under short-term debt of SEK229 million. These loans and facilities are provided by various international banks. Our long-term debt as of June 30, 2002 included SEK1,125 million incurred to finance the desulphurization plant at Preemraff that became operational in 1997. This plant was financed through a sale and leaseback financing that runs through the year 2023. As of June 30, 2002, our indebtedness bore interest at a weighted average rate per year of 6.9%.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Our primary market risk exposures are commodity price risk, foreign currency risk and interest rate risk.

         COMMODITY PRICE RISK

         Changes in the price of commodities, such as crude oil, can affect our cost of goods sold and the price of our refined products. Commodity price changes can trigger a price effect on inventory, which can affect our revenues, gross profit and operating income. Our inventory management strategies include the purchase and sale of exchange-traded, oil-related futures and options with a duration of twelve months or less. To a lesser extent, we also use oil swap agreements similar to those traded on international exchanges such as the International Petroleum Exchange, including crack spreads and crude oil options that, because they contain certain terms, such as point of delivery, customized to the market in which we sell, are better suited to hedge against the specific price movements in our markets. The number of barrels of crude oil and refined products covered by such contracts varies from time to time. We hedge amounts of crude oil and refined products above and below optimal inventory levels, which represent the volumes in stock and in transit within our system. These strategies are designed to minimize, on a short-term basis, our exposure to the risk of fluctuations in crude oil prices and refined product margins. This hedging activity is closely managed and subject to internally established risk standards. The results of these hedging activities are recognized in our financial statements as adjustments to the refining costs of sales and inventory costs. We do not engage in speculative derivatives transactions.

         Fluctuations in the crude oil price have been significant over the last three years. The three-year low of the monthly average dated Brent crude oil price (free on board, Rotterdam) during this period was $18.68 /barrel in December 2001, while the three-year high was $32.77/barrel in September 2000. Monthly average prices decreased by as much as $7.48 from November to December 2000 and increased by as much $4.97 between April and May 2000.

         Our revenues and cash flows, as well as estimates of future cash flows are sensitive to changes in energy prices. Major shifts in the cost of crude oil and the price of refined products can result in significant changes in the operating margin from refining operations. Energy prices also determine the carrying value of our inventory.

         We enter into commodity derivative contracts from time to time, to manage our price exposure to our inventory positions and our purchases of foreign crude oil in the refining process, and to fix margins on certain future production. The commodity derivative contracts may take the form of futures contracts, collars or price swaps and are entered into with reputable counter-parties. Gains and losses on futures contracts, realized and unrealized, are recognized in cost of goods sold at the time the contract is bought or sold (marked to market).

         o HEDGING ACTIVITIES/HEDGE OF INVENTORY: At June 30, 2002, we had a short position in derivative contracts of Brent crude oil and oil products of 6.6 million barrels. This position was a hedge of our large inventory. The unrealized profit at the quarter-end was SEK111million ($12 million).

         o TRADING ACTIVITIES: At June 30, 2002, the following commodity derivative contract was not treated as a hedge: a short position on the refining margin for the first quarter of 2001 of 2.1 million barrels. The unrealized loss at the quarter-end was SEK3 million ($0.3million).

         FOREIGN CURRENCY RISK

         We publish our financial statements in Kronor. However, our crude oil purchases are primarily denominated in Dollars, our revenues are denominated in both Dollars and Kronor, a portion of our indebtedness is denominated in Dollars, a portion of our indebtedness is denominated in Kronor and a portion of our indebtedness comprising the senior secured notes is denominated in Euros. Consequently, fluctuations in the Dollar-Krona and Euro-Krona exchange rates can affect our financial results. We incur substantial amounts of our borrowings in Dollars to hedge our expenses to inventories, which are also priced in Dollars. We primarily use forward exchange contracts and, to a lesser extent, currency options and currency swaps to manage our foreign currency risk.

         In the six-month period ended June 30, 2002, we estimate that we received 62% of our revenues in Dollars and 38% in Kronor and that we incurred 78% of our costs and expenses in Dollars and 22% in Kronor. In the six-month period ended June 30, 2001, we estimate that we received 64% of our revenues in Dollars and 36% in Kronor and that we incurred 76% of our costs and expenses in Dollars and 24% in Kronor. As of June 30, 2002, our Krona-denominated fixed-rate indebtedness totaled SEK535 million and our Krona-denominated variable-rate indebtedness totaled SEK1,703 million. As of June 30, 2002, our Dollar-denominated fixed-rate indebtedness totaled $50 million and our Dollar-denominated variable-rate indebtedness totaled $150 million. As of June 30, 2002, our Euro-denominated fixed-rate indebtedness totaled E305 million.

         The table below presents, as of June 30, 2002 and December 31, 2001, a summary of our financial instruments by functional currency and expected maturity dates, which are derived from the Preem Petroleum AB and from the Preem Holdings AB consolidated financial statements.

                                                                                           PERCENTAGE
                                                                                           OF TOTAL
                                                                                           LONG-       ESTIMATED
                                                                                  TOTAL    TERM        FAIR
                                   2001   2002  2003   2004   2005  2006   2007+  VALUE    DEBT (1)    VALUE
                                   ----   ----  ----   ----   ----  ----   -----  -----    ----------  ---------
                                    SEK    SEK   SEK    SEK    SEK   SEK    SEK    SEK                  SEK
                                                          (IN MILLIONS, EXCEPT PERCENTAGES)
KRONA-DENOMINATED INDEBTEDNESS AS
OF JUNE 30, 2002:
Fixed rate debt--amount due                                                 535    535      9%          535
Variable rate debt--amount due             40    84     245    49    37     1,248  1,703    27%         1,703
DOLLAR-DENOMINATED INDEBTEDNESS
AS OF JUNE 30, 2002:
Fixed rate debt--amount due                                          458    504    962      15%         962
Variable rate debt--amount due                                 229                 229      4%          229
EURO-DENOMINATED INDEBTEDNESS AS
OF JUNE 30, 2002:
Fixed rate debt--amount due                                                        2,773    45%         2,773
KRONA-DENOMINATED INDEBTEDNESS AS
OF DECEMBER 31, 2001:
Fixed rate debt--amount due                -     -      -      -     -      64     64       1%          64
Variable rate debt--amount due             16    60     179    33    165    1,047  1,500    26%         1,500
DOLLAR-DENOMINATED INDEBTEDNESS
AS OF DECEMBER 31, 2001:
Fixed rate debt--amount due                -     -      -      -     534    -      534      9%          534
Variable rate debt--amount due                          587    267   -      -      854      15%         854
EURO-DENOMINATED INDEBTEDNESS AS
OF DECEMBER 31, 2001:
Fixed rate debt--amount due                -     -      -      -     -      2,874  2,874    49%         2,874

-----------

(1)      Includes current portion.

         Preem Holdings AB and its subsidiaries had, as of June 30, 2002, cash and cash equivalents in foreign currencies amounting to SEK1,098 million of which the equivalent of SEK880 million were denominated in Dollars, the equivalent of SEK170 million were denominated in Euro and the equivalent of SEK48 million were denominated in other European currencies.

         INTEREST RATE RISK

         In the normal course of our business, we hold various financial instruments that expose us to the risk of loss arising from changes in the market interest rates. We use interest rate swaps to manage our interest rate risk, but did not have any open position at either June 30, 2002 or December 31, 2001. As of June 30, 2002, SEK1,497 million of our indebtedness required payment at fixed rates and SEK4,705 million required payment at variable rates. As of December 31, 2001, SEK598 million of our indebtedness required payment at fixed rates and SEK2,353 million required payment at variable rates.

         The table below presents, as of June 30, 2002 and December 31, 2001, principal cash flows and related weighted average interest rates by expected maturity dates.

                                                                                                PERCENTAGE
                                                                                                OF TOTAL
                                                                                                LONG-         ESTIMATED
                                                                                        TOTAL   TERM          FAIR
                                   2001   2002  2003   2004   2005  2006   THEREAFTER   VALUE   DEBT (1)      VALUE
                                   ----   ----  ----   ----   ----  ----   ----------   -----   ----------    ---------
                                    SEK    SEK   SEK    SEK    SEK   SEK      SEK       SEK                      SEK
                                                            (IN MILLIONS, EXCEPT PERCENTAGES)
AS OF JUNE 30, 2002:
Fixed rate debt--amount due                -     -      -      -     458      3,812     4,270   69%           4,270
Weighted average interest rate             -     -      -      -     5,6%     7,7%      6,9%    -             -
Variable rate debt--amount due             40    84     245    278   37       1,248     1,932   31%           1,932
Weighted average interest rate             4,6%  4,6%   4,8%   3,3%  4,8%     4,8%      4,6%    -             -
AS OF DECEMBER 31, 2001:
Fixed rate debt--amount due                -     -      -      -     534      2,938     3,472   60%           3,472
Weighted average interest rate             -     -      -      -     5,6%     10,5%     9,7%    -             -
Variable rate debt--amount due             16    60     765    300   165      1,047     2,353   40%           2,353
Weighted average interest rate             4,4%  4,5%   2,5%   3,3%  4,5%     4,3%      3,8%    -             -

----------------------
(1)      Includes current portion.